

ROUND 3 OPEN NOW · REG CF · OPEN TO ALL INVESTORS

OWN THE DIRT. OWN THE CHARGERS. OWN THE WHOLE FUTURE.

EXPERIENCE-DRIVEN CHARGING™ · DESTINATION CHARGING INFRASTRUCTURE™

18 EVI V4 Superchargers. A robotic barista pulling 35+ drinks. A commissary kitchen. A lit, camera-covered lot where the 405, the 5 and the 118 all meet. **$805,000 of this raise buys the land itself.** Round 1 investors got in at $1.86. This one is $2.85, from $299.25.

Invest Now | Why this round closes →

- SEC-filed Form C on EDGAR
- Funds held in escrow at North Capital
- Cancel any time up to 48h before close

18	6	Q2 '27
EVI V4 STALLS	REVENUE STREAMS	TARGET LAUNCH

$2.06M	3,436	$0
RAISED IN ROUND 1	INVESTORS	RAISED ROUND 3

DISTRIBUTIONS

THE PLAN IS TO PAY TWICE A YEAR.

This is built to hold, not to flip. The intent is that once Mission Hills is operating and profitable, a share of operating profit goes back out to shareholders on a set rhythm.

Q2 2027 TARGET

Operations begin. Chargers energised, kitchen open, revenue starts.

+6 MONTHS

First distribution targeted, roughly six months after operations begin.

TWICE A YEAR AFTER

Semiannual cadence, paid from operating profits if and when profits allow.

READ THIS PART CAREFULLY

Nothing here is guaranteed. These are targets and intentions, not commitments, and they are not a projection of return. Distributions are entirely discretionary, require board approval, and can only be paid out of operating profits if and when profits actually exist.

The Company has no operating history and has never paid a distribution. Construction timing depends on City permit approval, which is outside our control, so operations may begin later than Q2 2027 or not at all. Any distribution may be delayed, reduced, suspended, or never paid. You should invest only if you can afford to lose your entire investment and hold an illiquid, non-voting security indefinitely.

Class B shares carry **no voting rights**. Read the Form C on SEC EDGAR (CIK 0002016816) in full, including the risk factors, before investing.

THE OPPORTUNITY

OWN WHAT NO STOCK CAN GIVE YOU

> ## MOST CHARGING SITES ARE OWNED BY A CORPORATION WHILE THE LANDOWNER JUST COLLECTS RENT. HERE YOU OWN THE HARDWARE, AND THE REVENUE EVERY SESSION PRODUCES.


EV INITIATIVE
EV INITIATIVE

EVII Mission Hills, Inc. is a California corporation that will own and operate an EVI V4 Supercharger destination on the Tesla network at the convergence of the I-405, I-5, and SR-118 in Los Angeles.

Round 3 Open Up to 20% bonus shares Text Us Call Us INVEST NOW

THE OPPORTUNITY

OWN WHAT NO STOCK CAN GIVE YOU

> **MOST CHARGING SITES ARE OWNED BY A CORPORATION WHILE THE LANDOWNER JUST COLLECTS RENT. HERE YOU OWN THE HARDWARE, AND THE REVENUE EVERY SESSION PRODUCES.**


EV INITIATIVE
EV INITIATIVE

EVII Mission Hills, Inc. is a California corporation that will own and operate an EVI V4 Supercharger destination on the Tesla network at the convergence of the I-405, I-5, and SR-118 in Los Angeles. **This offering is open to everyone.** No accreditation required.

Investors receive **potential semiannual distributions from operating profits, based on the performance of the location and not guaranteed.** This is a new category in real estate. We are creating it.

ROUND 3 OPEN · EARLY BIRD LIVE

THIS ROUND CLOSES WHEN THE PERMITS LAND.

Round 1 sold out to 3,436 investors. Round 3 is open now at $2.85 a share, and it has a hard stop that has nothing to do with hitting a target.

EARLY BIRD BONUS ENDS IN

28	14	23	09
DAYS	HOURS	MIN	SEC

ROUND 3 ALLOCATION

1,205,177 Class B shares available at $2.85. Every share sold is one fewer at this price.

ROUND 3 OPEN · EARLY BIRD LIVE

THIS ROUND CLOSES WHEN THE PERMITS LAND.

Round 1 sold out to 3,436 investors. Round 3 is open now at $2.85 a share, and it has a hard stop that has nothing to do with hitting a target.

EARLY BIRD BONUS ENDS IN

28	14	23	02
DAYS	HOURS	MIN	SEC

ROUND 3 ALLOCATION

1,205,177 Class B shares available at $2.85. Every share sold is one fewer at this price.

5%	5%	10%	15%
Early Bird	$5,000+	$10,000+	$25,000+
Any amount, first 30 days	Bonus shares	Bonus shares	Bonus shares

Early Bird stacks with amount tiers. **Up to 20% bonus shares** at $25,000 in the first 30 days.

Why this round has a real deadline

Our $4.75M C-PACE construction financing cannot close while this Reg CF offering is open. Permits are in final review with the City of Los Angeles.

When permits are approved, we close this round, close C-PACE, and start building. That is the sequence. This is the last chance to buy into Mission Hills at $2.85 before the site is under construction.


INITIATIVE
EV INITIA

Round 3 Open Up to 20% bonus shares Text Us Call Us INVEST NOW


INITIATIVE
EV INITIA

What the raise is building. Two lit canopies over 18 EVI V4 charging bays on San Fernando Mission Boulevard. Architectural rendering from the permit set, not a photograph of a completed site.

WHAT DO I ACTUALLY GET?

Move the amount and see the shares. Bonus tiers apply automatically.

$299 | $1,000 | **$5,000** | $10,000 | $25,000

$ **5,000**

Shares at $2.85	1,754
Bonus shares +10%	175
Total shares	**1,929**
Effective price per share	$2.59

Add $5,000 to reach the 15% bonus tier.

Illustration only, not a projection of return. Share counts round down to whole shares. Bonus shares are issued at the Company's discretion under the terms of the Form C and have a dilutive effect on shareholders who do not receive them. Minimum investment $299.25.

Bonus shares +10%	175
Total shares	**1,929**
Effective price per share	$2.59

Add $5,000 to reach the 15% bonus tier.

Illustration only, not a projection of return. Share counts round down to whole shares. Bonus shares are issued at the Company's discretion under the terms of the Form C and have a dilutive effect on shareholders who do not receive them. Minimum investment $299.25.

Invest Now · 1,754 Shares

The portal opens with **1,754 shares** at $2.85, which is $4,998.90, already filled in. You can change it there before you sign anything.

Bonus shares have a dilutive effect on shareholders who do not participate in them. See the Form C Risk Disclosures. The Company may end the Offering early once the target amount is reached. Offering deadline December 31, 2026. Permit approval timing is an estimate and is not within the Company's control.

THE PROOF

THE MOST-USED SUPERCHARGER ON EARTH IS A DINER.



THE PROOF

THE MOST-USED SUPERCHARGER ON EARTH IS A DINER.




DINER

The Tesla Diner, Hollywood. Not our site and not affiliated with us. It is the evidence that people will drive to a charger when there is a reason to stay.

In its first year the Tesla Diner in Hollywood became the most utilized Supercharger station in the world. Not because of where it sits. Because of what is there when you arrive.

1,600	21.2 GWh	#1
Charging sessions	Delivered in twelve months.	Most utilized Supercharger

The Tesla Diner, Hollywood. Not our site and not affiliated with us. It is the evidence that people will drive to a charger when there is a reason to stay.

In its first year the Tesla Diner in Hollywood became the most utilized Supercharger station in the world. Not because of where it sits. Because of what is there when you arrive.

1,600	21.2 GWh	#1
Charging sessions per day, year one	Delivered in twelve months. Enough for 1,964 US homes for a year	Most utilized Supercharger in the world, by a wide margin

That is the whole thesis. Put a reason to stay next to the plug and utilization goes vertical. We named it **Experience-Driven Charging™** and we have been building toward it since before the diner opened.

Mission Hills is the first **Destination Charging Infrastructure™** site that ordinary people can own a piece of. Not a REIT. Not a fund. One address, one corporation, one cap table.

Tesla Diner performance figures as reported by InsideEVs, Forbes and Teslarati, July 2026. EVII Mission Hills is not affiliated with, endorsed by, or a partner of the Tesla Diner, and past performance of any other charging site is not a prediction of results at Mission Hills. Tesla and Supercharger are trademarks of Tesla, Inc.

HOW THIS WORKS

TWO WAYS TO DO THIS. WE CHOSE OWNERSHIP.



HOW THIS WORKS

TWO WAYS TO DO THIS. WE CHOSE OWNERSHIP.


ROBOT CAFE

The part that changes the economics. Food, seating and the robotic barista sit inside the same canopy as the chargers, so the dwell time a driver has to spend anyway becomes revenue we keep. Architectural rendering, not a photograph of a completed site.

THE COMMON MODEL

RENT OUT THE LOT

A charging company installs and owns the hardware on your land. You collect a rent check. The company keeps the charging revenue.

OUR MODEL

OWN THE HARDWARE

Through the Supercharger for Business program, EVII Mission Hills buys and owns the V4 Power Cabinets and posts outright. They are listed on the Tesla network and appear in Tesla navigation. Every session bills to us.

01 **The raise buys the dirt.**
The site is held today by TYLD LLC and is contracted to transfer into EVII Mission Hills, Inc., the company you would own shares in. **$805,000 of this raise funds that purchase.** No ground lease. No sale-leaseback. The operating company will own the land it operates on, which is also what allows the C-PACE construction financing to close.

02 **We own the equipment.**
V4 Power Cabinets with the site controller built in, plus the V4 posts, purchased by EVII Mission Hills, Inc. Not leased. Not hosted.

03 **Drivers find us automatically.**
The site is listed on the Tesla network and routed to in Tesla navigation. No customer acquisition spend to fill the stalls.

Round 3 Open Up to 20% bonus shares Text Us Call Us

INVEST NOW

THE COMMON MODEL

RENT OUT THE LOT

A charging company installs and owns the hardware on your land. You collect a rent check. The company keeps the charging revenue.

OUR MODEL

OWN THE HARDWARE

Through the Supercharger for Business program, EVII Mission Hills buys and owns the V4 Power Cabinets and posts outright. They are listed on the Tesla network and appear in Tesla navigation. Every session bills to us.

01 **The raise buys the dirt.**
The site is held today by TYLD LLC and is contracted to transfer into EVII Mission Hills, Inc., the company you would own shares in. **$805,000 of this raise funds that purchase.** No ground lease. No sale-leaseback. The operating company will own the land it operates on, which is also what allows the C-PACE construction financing to close.

02 **We own the equipment.**
V4 Power Cabinets with the site controller built in, plus the V4 posts, purchased by EVII Mission Hills, Inc. Not leased. Not hosted.

03 **Drivers find us automatically.**
The site is listed on the Tesla network and routed to in Tesla navigation. No customer acquisition spend to fill the stalls.

04 **The revenue is ours.**
Charging fees, LCFS credits, food, coffee and vending all bill to the company you own shares in.

Related party disclosure: TYLD LLC, the current holder of the project site, is an entity affiliated with Tadhe Hovsepian, who serves as CFO and a Director of EVII Mission Hills, Inc. The purchase price is $1,150,000. Investors should review the related-party and conflict-of-interest sections of the Form C before investing.

EV Initiative is a customer of Tesla's Supercharger for Business program. It is not a reseller, distributor or exclusive partner of Tesla, and nothing here implies any partnership beyond that program. Tesla continues to own and operate its own Supercharger network separately. Tesla and Supercharger are trademarks of Tesla, Inc., used here for identification only.

SOCIAL PROOF

3,436 INVESTORS DIDN'T WAIT. NEITHER SHOULD YOU.


INVEST HERE!
FRACTIONAL OWNERSHIP

Round 3 Open Up to 20% bonus shares Text Us Call Us INVEST NOW

SOCIAL PROOF

3,436 INVESTORS DIDN'T WAIT. NEITHER SHOULD YOU.


AND WAIT
WELL OVER 600,000 VEHICLES
FRACTIONAL OWNERSHIP! PUBLIC EV CHARGING INFRASTRUCTURE IN LOS ANGELES
FAST CHARGING
INVEST HERE!
FRACTIONAL OWNERSHIP! PUBLIC EV CHARGING INFRASTRUCTURE IN LOS ANGELES
FRACTIONAL OWNERSHIP! PUBLIC EV CHARGING INFRASTRUCTURE IN LOS ANGELES

WHAT WE BUILT

NOBODY ELSE IS DOING ANY OF THIS.

Every other operator is installing chargers in a parking lot. We designed a destination and put the chargers in it.

18 EVI V4 SUPERCHARGERS

Company-owned V4 Power Cabinets and posts, listed on the Tesla network and routed to in Tesla navigation. NACS and CCS. Two ADA stalls. Two steel canopies totalling **2,692 sq ft**, 16 ft tall, on 14-inch tube-steel columns.

A ROBOT THAT OUT-MENUS STARBUCKS

The KioSoft KioCafe 3.5 espresso robot, a 10 kW machine drawn into the permit set, pulls **35 to 40+ varieties**. Hot coffee, cold brew, espresso, fizzy drinks, hot chocolate. Capped, presented, tap-to-pay. There is a Starbucks down the street. We are not trying to beat their coffee. We are trying to own the twenty minutes a driver is already standing here.

A REAL COMMISSARY KITCHEN

Built in, not bolted on. A permitted **330 sq ft** commissary and vending building with a three-compartment commercial sink, dishwashing and hot and cold supply, feeding a shore-powered gourmet food trailer. Generator-free and quiet.

NOBODY ELSE IS DOING ANY OF THIS.

Every other operator is installing chargers in a parking lot. We designed a destination and put the chargers in it.

18 EVI V4 SUPERCHARGERS

Company-owned V4 Power Cabinets and posts, listed on the Tesla network and routed to in Tesla navigation. NACS and CCS. Two ADA stalls. Two steel canopies totalling **2,692 sq ft**, 16 ft tall, on 14-inch tube-steel columns.

A ROBOT THAT OUT-MENUS STARBUCKS

The KioSoft KioCafe 3.5 espresso robot, a 10 kW machine drawn into the permit set, pulls **35 to 40+ varieties**. Hot coffee, cold brew, espresso, fizzy drinks, hot chocolate. Capped, presented, tap-to-pay. There is a Starbucks down the street. We are not trying to beat their coffee. We are trying to own the twenty minutes a driver is already standing here.

A REAL COMMISSARY KITCHEN

Built in, not bolted on. A permitted **330 sq ft** commissary and vending building with a three-compartment commercial sink, dishwashing and hot and cold supply, feeding a shore-powered gourmet food trailer. Generator-free and quiet.

SMART VENDING, 24/7

A KioSoft KioVend 54E stocked with drinks, snacks and road essentials. Zero staffing. Every minute of dwell time has something to sell into.

VOLT.AI CAMERAS. LIT ALL NIGHT.

18 AI-monitored Volt.ai cameras watching the site 24/7, under a fully illuminated branded canopy. Cable protectors with anti-vandal burst dye. The reason a driver picks this lot at 11pm instead of the dark one.

RESTROOMS WORTH STOPPING FOR

A Velux skylight, wood-grain porcelain, a Restoration Hardware mirror, ADA fixtures and a baby changing station. All of it drawn into the permit set. The single most underrated driver of repeat visits in the category.

FIRST AND ONLY We are the first and only company in the industry combining company-owned V4 Supercharging, a robotic beverage program, a commissary kitchen and AI-monitored security into one investable address. **Experience-Driven Charging™** is our trademark because we built the category.

THIS IS DRAWN, STAMPED AND SUBMITTED. NOT A RENDERING.

PERMIT APPLICATION	SITE	UTILITY	ENGINEERING
B26VN08018	Tract 20480 Lot 4	WR# 2936628	Issue For Permit
City of LA Dept. of Building & Safety	APN 266-4010-021 · Zoned C2-1VL commercial	LADWP interconnection, 4,000A committed	Civil, Arch, Elec, Mech, Plumb, Struct, Telecom

Architecture by Guy Turner Design. Civil and MEP by Coffman Engineers. Structural by Ashley Vance Engineering. Permit set dated June 30, 2026.



THIS IS DRAWN, STAMPED AND SUBMITTED. NOT A RENDERING.

PERMIT APPLICATION	SITE	UTILITY	ENGINEERING
B26VN08018	Tract 20480 Lot 4	WR# 2936628	Issue For Permit
City of LA Dept. of Building & Safety	APN 266-4010-021 · Zoned C2-1VL commercial	LADWP interconnection, 4,000A committed	Civil, Arch, Elec, Mech, Plumb, Struct, Telecom

Architecture by Guy Turner Design. Civil and MEP by Coffman Engineers. Structural by Ashley Vance Engineering. Permit set dated June 30, 2026.


CANOPY B
CANOPY C
SAN FERNANDO MISSION

The site plan as submitted. 18 stalls, two covered canopies, the commissary building and the food truck pad, on 9,150 square feet at San Fernando Mission Boulevard. Tap to open it full size.

BUILT FORWARD

DESIGNED FOR THE DECADE AFTER THIS ONE.

Round 3 Open Up to 20% bonus shares Text Us Call Us INVEST NOW

BUILT FORWARD

DESIGNED FOR THE DECADE AFTER THIS ONE.

Most charging sites are a bet on one connector, one revenue line and somebody else's software. EV Initiative Infrastructure builds the version that is still standing in ten years.

THE NETWORK

WE PICKED A SIDE. IT WON.

This is a **NACS** site. Every major automaker selling new cars in the US has moved to that connector. And because these stalls sit on the Tesla network, a driver who needs a charge is routed here by the navigation already in the dash. As driver-assistance keeps advancing, that routing gets more automatic, not less.

POWER

4,000A OF HEADROOM

LADWP has committed **4,000 amps** to this address. The build uses V4 Power Cabinets with the site controller integrated, the current generation, not the one being phased out.

THE LOT

EVERY SQUARE INCH, USED

On a **9,150 sq ft** site we fit 18 fast chargers, two canopies, a commissary, a robotic barista, vending, a washroom, entertainment screens, audio zones, security and lighting, short and long term bike parking, a staff building, and a pad for a 20-foot food truck. Nothing wasted, nothing filler.

UPTIME

99.95% IS THE STANDARD WE PLUG INTO

Tesla reported **99.95% average Supercharger site uptime for 2024** in its Impact Report. That is the network these stalls join. On our side, this is not our first site. EV Initiative has operated its own charging network as a **Charge Port Operator since 2018**, on its own management software. Operators, not landlords. That is what **Experience-Driven Charging™** takes.

And the demand curve is not ours to worry about. California has approved a plan to end the sale of gasoline-only vehicles. One in four cars sold in the state is already electric. The cars are coming whether or not the infrastructure is ready. Mission Hills is ready.

Uptime figure is Tesla's own reported network-wide statistic for 2024, defined by Tesla as the average percentage of sites globally that had at least 50% of daily capacity functional for the year. It describes the Supercharger network as a whole and is not a projection, promise or guarantee of uptime at EVII Mission Hills. Expansion beyond the permitted scope would require additional approvals, capital and time and is not part of this offering. Regulatory and market conditions may change. See the Form C risk factors.

REVENUE MODEL

SIX WAYS THIS ASSET EARNS.

Most charging sites make money one way. Mission Hills is designed to generate revenue six ways, all running simultaneously from a single address.


Network

REVENUE MODEL

SIX WAYS THIS ASSET EARNS.

Most charging sites make money one way. Mission Hills is designed to generate revenue six ways, all running simultaneously from a single address.


TESLA
EV Initiative Charging Network
NOURISHMENT ZONE
EVINITIATIVE.COM
TACO'S • SHAWARMA • SALADS

01 /

EV CHARGING FEES

Per-session fees from 18 EVI V4 Supercharger stalls serving 600,000+ daily corridor vehicles. Year 1 projected: $3,029,208.*

02 /

LCFS CARBON CREDITS

California Low Carbon Fuel Standard credits generate significant additional income per kWh delivered, managed through STX Group. Projected Year 1: $663,408.*

03 /

FOOD & BEVERAGE

Food trailer: shawarma, tacos, salads. High-margin spend during the natural 15-40 minute dwell window. Projected Year 1: $1,580,625.*

04 /

05 /

06 /

01 /

EV CHARGING FEES

Per-session fees from 18 EVI V4 Supercharger stalls serving 600,000+ daily corridor vehicles. Year 1 projected: $3,029,208.*

02 /

LCFS CARBON CREDITS

California Low Carbon Fuel Standard credits generate significant additional income per kWh delivered, managed through STX Group. Projected Year 1: $663,408.*

03 /

FOOD & BEVERAGE

Food trailer: shawarma, tacos, salads. High-margin spend during the natural 15-40 minute dwell window. Projected Year 1: $1,580,625.*

04 /

ROBO-BARISTA

Robot barista with 35+ drinks. Automated, high-margin, zero staffing. Projected Year 1: $489,334.*

05 /

SMART VENDING

Smart vending machines stocked with drinks, snacks, and road essentials. 24/7, no staffing required. Projected Year 1: $126,217.*

06 /

APP & ECOSYSTEM

A Starbucks-style rewards wallet. Drivers preload funds, get offers and discounts pushed to them, and tap to pay. The habit loop that makes Mission Hills their default stop, not just their nearest one. Projected Year 1: $9,709.*

PROJECTED YEAR 1 REVENUE BREAKDOWN — HOVER TO EXPLORE

EV Charging	$3.03M
Food & Beverage	$1.58M
LCFS Credits	$663K
Robo-Barista	$489K
Smart Vending	$126K
App / Digital	$10K

*All revenue projections are forward-looking estimates based on the EVII Mission Hills Master Financial Model. Actual results may vary materially. These figures assume base case operating conditions and are not guaranteed. Review the complete Form C filing on SEC EDGAR before investing.

SHARE PRICE

ROUND 1 INVESTORS BOUGHT AT $1.86.

+53%

SHARE PRICE

ROUND 1 INVESTORS BOUGHT AT $1.86.

ROUND 1 · CLOSED	→	ROUND 3 · OPEN NOW (+53%)
$1.86		$2.85
3,436 investors · $2.06M		Up to 20% bonus shares

Share price is set by the Company and is not based on net worth or prior earnings. A higher price in a later round is not an indication of value or of any return. Full financial statements, risk factors, and every assumption behind the projections on this page are in our Form C on SEC EDGAR (CIK 0002016816).

Invest Now

INVESTMENT DETAILS

THE TERMS.

SECURITY TYPE	Class B Non-Voting Common Stock	ISSUER	EVII Mission Hills, Inc. (CA Corp)
OFFERING	Reg CF — Open to All Investors	SHARE PRICE	$2.85/share
MINIMUM INVESTMENT	$299.25 (105 shares)	DISTRIBUTIONS	Potential Distributions from Operating Profits — Based on Location Performance, Not Guaranteed
CAPITAL STACK	$10.75M ($4.75M C-PACE + $6M Equity)	TARGET OPERATIONS	Q2 2027

INVESTMENT DETAILS

THE TERMS.

SECURITY TYPE	Class B Non-Voting Common Stock	ISSUER	EVII Mission Hills, Inc. (CA Corp)
OFFERING	Reg CF — Open to All Investors	SHARE PRICE	$2.85/share
MINIMUM INVESTMENT	$299.25 (105 shares)	DISTRIBUTIONS	Potential Distributions from Operating Profits — Based on Location Performance, Not Guaranteed
CAPITAL STACK	$10.75M ($4.75M C-PACE + $6M Equity)	TARGET OPERATIONS	Q2 2027
PLATFORM	Jumpstart Micro, Inc, d.b.a Issuance Express — FINRA/SEC Registered Funding Portal	RAISE TARGET	$10,000.65 minimum target · $3,434,754.45 maximum · Offering deadline December 31, 2026. The minimum individual purchase is $299.25 (105 shares). If the minimum target is not reached by the deadline, all investment commitments will be cancelled and committed funds will be returned in full.
OFFERING DEADLINE	December 31, 2026	SEC FILING	Available on SEC EDGAR (CIK 0002016816)

MARKET OPPORTUNITY

THE BIGGEST EV MARKET IN AMERICA. UNDERSERVED.



1 IN 4	**600K+**	**2M+**	**#1**
Cars Sold in CA Already Electric[1]	Vehicles/Day on the Corridor[2]	Residents Within 10 Miles[3]	Los Angeles EV Adoption Nationally[4]

Round 3 Open · Up to 20% bonus shares · Text Us · Call Us · INVEST NOW

1 IN 4	600K+	2M+	#1
Cars Sold in CA Already Electric[1]	Vehicles/Day on the Corridor[2]	Residents Within 10 Miles[3]	Los Angeles EV Adoption Nationally[4]

1 in 4 cars sold in California is already electric — driven by real consumer demand. The San Fernando Valley leads the region. And it has almost no destination-quality charging infrastructure to show for it.

In the 20th century, the gas station corner lot built generational wealth. **That transition is happening again, right now.** The investors who move early will own the corners.

This window is open. It will not stay open long.



LAPD Edward M. Davis Training Facility
±146,000 VPD
Las Palmas Park
San Fernando Swap Meet
GRANADA HILLS
Providence Holy Medical Center
INTERSTATE 5
INTERSTATE 405
San Fernando
In-N-Out Burger
IN-N-OUT BURGER
John F. Kennedy High School
EV INITIATIVE
15555 SAN FERNANDO MISSION BLVD, MISSION HILLS, CA 91345, USA
EVI VENTURE II, LLC.
Trader Joe's
SAN FERNANDO MISSION BLVD
Mission San Fernando Rey de España
±187,000 VPD
Galpin Honda
Costco Wholesale
COSTCO WHOLESALE


±244,000 VPD
CALIFORNIA
118
Granada Hills Recreation Center
Chatsworth St
24 Hour Fitness
Mary Immaculate Catholic Church
Regency Theatres Granada Hills

The trade area. Mission Hills sits where the 405, the 5 and the 118 converge, which is the traffic this site is built to catch.

[1] California Energy Commission, Q4 2024 ZEV Sales Report · [2] Caltrans Traffic Census Program · [3] U.S. Census Bureau, Los Angeles County · [4] Alternative Fuels Data Center, AFDC

Invest Now

ABOUT US

WE BUILD DESTINATIONS, NOT JUST CHARGERS.


Charging Network

Every location is its own corporate entity with its own cap table. Investors in EVII Mission Hills, Inc. own this site specifically. Not a fund. Not a REIT. Direct equity. Potential distributions based on location performance. One address.

Mission Hills is our flagship. Permits are in final review. Construction starts on approval. Revenue targeted Q2 2027.

Invest Now

ABOUT US

WE BUILD DESTINATIONS, NOT JUST CHARGERS.

Every location is its own corporate entity with its own cap table. Investors in EVII Mission Hills, Inc. own this site specifically. Not a fund. Not a REIT. Direct equity. Potential distributions based on location performance. One address.

Mission Hills is our flagship. Permits are in final review. Construction starts on approval. Revenue targeted Q2 2027.


Charging Network

TRACTION & MILESTONES

WE ARE NOT STARTING FROM ZERO.

$2.06M	**5,100+**	**$4.75M**	**4,000A**
Raised in Round 1	Community Members	C-PACE Secured	LADWP Committed
3,436 investors · zero brokers	in our online network	Construction financing · retired within 24 months	Supercharger for Business agreement signed

Mar 2026 ✓**Round 1 closed.** $2.06M from 3,436 investors. Issue for Permit drawings filed with the City of Los Angeles.

TRACTION & MILESTONES

WE ARE NOT STARTING FROM ZERO.

$2.06M Raised in Round 1 3,436 investors · zero brokers	**5,100+** Community Members in our online network	**$4.75M** C-PACE Secured Construction financing · retired within 24 months	**4,000A** LADWP Committed Supercharger for Business agreement signed

Mar 2026	✓ **Round 1 closed.** $2.06M from 3,436 investors. Issue for Permit drawings filed with the City of Los Angeles.
Aug 2026	**Permits in final review.** Supercharger for Business agreement signed. 4,000A LADWP service committed. $4.75M C-PACE secured.
On approval	**Round 3 closes, groundbreaking begins.** C-PACE closes and site work starts. Timing depends on the City and is not within our control.
Q2 2027	**Operational launch.** Revenue generation and potential distributions based on location performance begin.

THE TEAM

THE PEOPLE BUILDING THIS.



AARON ZERALDO

Chief Executive Officer, EV Initiative

Co-founder and CEO of EVI Infrastructure, Inc. Led the most successful EV charging crowdfunding campaign in history — $2.06M from 3,436 investors via Meta and TikTok alone. Drives business development, investor relations, and the national expansion of the EV Initiative platform.



WARREN NAVARRO

Chief Operating Officer, EV Initiative

COO of EV Initiative. Manages all development operations for EVII Mission Hills — GC procurement, capital stack, permitting, Supercharger for Business integration, and project timeline from groundbreaking through launch. Works directly with Coffman Engineers, LADWP, and the City of Los Angeles.

THE TEAM

THE PEOPLE BUILDING THIS.



AARON ZERALDO

Chief Executive Officer, EV Initiative

Co-founder and CEO of EVI Infrastructure, Inc. Led the most successful EV charging crowdfunding campaign in history — $2.06M from 3,436 investors via Meta and TikTok alone. Drives business development, investor relations, and the national expansion of the EV Initiative platform.



WARREN NAVARRO

Chief Operating Officer, EV Initiative

COO of EV Initiative. Manages all development operations for EVII Mission Hills — GC procurement, capital stack, permitting, Supercharger for Business integration, and project timeline from groundbreaking through launch. Works directly with Coffman Engineers, LADWP, and the City of Los Angeles.

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INVEST NOW

QUESTIONS & ANSWERS

INVESTOR FAQ

Everything you need to know before investing in EVII Mission Hills.

INVESTMENT PROCESS

How do I invest?

Click any **"Invest Now"** button on this page. You'll be directed to our offering on Jumpstart Micro, Inc, d.b.a Issuance Express, a FINRA/SEC-registered funding portal. The process takes about 5 minutes — you'll create an account, verify your identity, and complete your investment.

Who can invest?

Anyone 18 or older can invest. This is a Regulation Crowdfunding (Reg CF) offering — open to both accredited and non-accredited investors. There are annual investment limits based on your income and net worth, as required by the SEC.

Can I cancel my investment?

Yes. Under Reg CF rules, you can cancel your investment for any reason up to 48 hours before the offering deadline. After that window, cancellations are only permitted if there is a material change to the offering.

THE OFFERING

What is the minimum investment?

The minimum investment is **$299.25**, which gets you 105 shares of Class B Non-Voting Common Stock at $2.85 per share.

When does the offering close?

The offering deadline is **December 31, 2026**. However, the offering may close early if the maximum raise of $3,434,754.45 is reached before that date.

RISKS & RETURNS

What are the risks?

As with any investment, there are risks including but not limited to: construction delays, lower-than-projected utilization, regulatory changes, competition, and general market conditions. You could lose your entire investment. Please read the full Form C on Issuance Express for a complete discussion of risk factors.

per share.

When does the offering close?

The offering deadline is **December 31, 2026**. However, the offering may close early if the maximum raise of $3,434,754.45 is reached before that date.

RISKS & RETURNS

What are the risks?

As with any investment, there are risks including but not limited to: construction delays, lower-than-projected utilization, regulatory changes, competition, and general market conditions. You could lose your entire investment. Please read the full Form C on Issuance Express for a complete discussion of risk factors.

AFTER YOU INVEST

When will I receive distributions?

Potential distributions may begin after operations launch (target Q2 2027). Distributions are from operating profits, based on the performance of the location, and are not guaranteed — they depend on the financial performance of the project.

How do I contact the team?

Email us at invest@eviimission.com. Aaron and Warren respond personally.


EXPERIENCE-DRIVEN CHARGING™
"HIGH-END EV CHARGING, ENABLING THE NEXT GENERATION"


EXPERIENCE-DRIVEN CHARGING™
"HIGH-END EV CHARGING,
ENABLING THE NEXT
GENERATION"

GET IN EARLY

THE ELECTRIC GAS STATION IS BEING BUILT. COME OWN IT.

Mission Hills is a direct ownership stake in next-generation transportation infrastructure serving Los Angeles. Open to all investors. Potential semiannual distributions. Permits in final review.

This offering is conducted through Jumpstart Micro, Inc, d.b.a Issuance Express, a FINRA/SEC registered funding portal. Minimum investment: $299.25. Maximum raise: $3,434,754.45. Offering deadline: December 31, 2026.

Invest Now — Reg CF

GET IN EARLY

THE ELECTRIC GAS STATION IS BEING BUILT. COME OWN IT.

Mission Hills is a direct ownership stake in next-generation transportation infrastructure serving Los Angeles. Open to all investors. Potential semiannual distributions. Permits in final review.

This offering is conducted through Jumpstart Micro, Inc, d.b.a Issuance Express, a FINRA/SEC registered funding portal. Minimum investment: $299.25. Maximum raise: $3,434,754.45. Offering deadline: December 31, 2026.

Invest Now — Reg CF

This page is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Investing in private placements involves a high degree of risk including the potential loss of the entire investment. Past performance is not indicative of future results. All forward-looking statements are based on assumptions that may not be realized. Consult your legal, tax, and financial advisors before investing. EVII Mission Hills, Inc. — California Corporation. Reg CF offering conducted through Jumpstart Micro, Inc, d.b.a Issuance Express, a FINRA/SEC registered funding portal. © 2026 EV Initiative Infrastructure. Experience-Driven Charging™ and EV Initiative Destination Charging Infrastructure™ are trademarks of EV Initiative.

EV Initiative Infrastructure
EVII Mission Hills, Inc. · 15555 San Fernando Mission Blvd, Mission Hills, CA 91345
invest@eviimission.com

Experience-Driven Charging™ · EV Initiative Destination Charging Infrastructure™

Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our Disclosures, Educational Materials, and our site Privacy Policy and Terms of Use before using the Issuance Express funding portal.